

January 26, 2015

Via E-mail
Maodong Xu, CEO
Wowo Limited
Third Floor, Chuangxin Building
No. 18 Xinxi Road, Haidian District, Beijing
People's Republic of China

> **Re: Wowo Limited**
> **Registration Statement on Form F-1**
> **Filed January 9, 2015**
> **File No. 333-201413**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments.

Registration Statement Facing Page

1.   Since you anticipate that this offering will be made on a best efforts basis, please check the box indicating that the securities are to be offered on a delayed or continuous basis under Securities Act Rule 415. Also, revise the undertakings section of the registration statement to include the undertakings applicable to a Rule 415 offering. Refer to Item 512(a) of Regulation S-K.

Prospectus Cover Page

2.   We note the disclosure on page 58 that you expect this offering to be made on a best efforts basis with no minimum number of ADSs required to be sold for the offering to proceed. Please revise the cover page to specifically address the "no minimum" structure of the transaction. In this regard, the cover page disclosure should indicate that there is no requirement that you sell a specified number of shares before the proceeds of the offering become available for your use and that there are no provisions for the return of funds to investors if only a nominal amount of shares are sold in the offering. You should also address the fact that all of the shares may not be sold and discuss the range of possible outcomes, including the possibility the company may receive only minimal proceeds. In this regard, consider removing the proceeds table from the cover page given that the proceeds to the company are not assured.

3.   Disclose on the cover page the date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Risk Factors, page 16

4.   Given that this is a best efforts, no minimum offering, please add a risk factor that indicates that you may not receive sufficient proceeds to fund planned operations or cover the costs of the offering. Discuss the impact on the company and its planned operations if you are unable to raise sufficient funds in the offering.

Risks Related to our ADSs and This Offering, page 48

5.   We note the new disclosure on page 176 that parties to the deposit agreement waive their right to trial by jury in any legal proceeding arising out of the deposit agreement or the ADSs. Please disclose that fact in this section.

Use of Proceeds, page 58

6.   You disclose that you will use the net proceeds from the offering for general corporate purposes including future operating losses and working capital needs. Please revise to provide more details regarding what constitutes working capital and other general corporate purposes. Consider disclosing the amount of proceeds that you plan to use to grow your business. In this regard, you describe on page 117 strategies to expand your business but do not indicate if they will be funded with offering proceeds. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. Additionally, indicate the order of priority of each of your intended uses of the net proceeds if you sell 25%, 50%, 75% and 100% of the ADSs being offered.

Dilution, page 61

7.   Because this is a best efforts, no minimum offering, please revise the Dilution and Capitalization disclosure to reflect the sale of varying amounts of the total amount of securities being offered. For instance, revise to also include the impact of selling 25%, 50%, 75% and 100% of the ADSs being offered.

8.   Please refer to our prior comment 2. We note your response regarding the fact that the offering will have an antidilutive effect to the tangible book value measure per share for all outstanding shares; however, Item 506(b) of Regulation S-K requires disclosure of the increase in tangible book value per share that is attributable to the cash payments made by purchasers of your shares in this offering. Therefore, your disclosure should include presentation of the following:

- Historical negative tangible book value per share,
- The assumed public offering price per share,
- The net tangible book value per share after the offering and,
- The increase to the net tangible book value per share attributable to investors in this IPO.

If you continue to believe that total assets per share is a meaningful measure of the dilution to the price paid by investors in this offering, please present that measure alongside the presentation of net book value per share and provide the appropriate explanatory disclosure. Also, given the significant equity changes in connection with the conversion of your preferred stock and indebtedness that will occur simultaneously with the IPO, please tell us what consideration was given to presenting a pro forma net tangible book value per share subsequent to the conversions but prior to the IPO to better reflect the increase in tangible book value per share caused solely by the purchasers of your stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics, page 76

9.   We note your response to our prior comment 4 in which you state that the measure of cumulative customers represents people who are aware of the company and that the measure of cumulative repeat customers represents the stickiness of your customers. However, you do not explain how the levels of customer awareness and stickiness have impacted your revenues for the reported periods. Therefore, as previously requested, please provide the following:

- Explain how the number of cumulative customers and the number of cumulative repeat customers correlate to the changes in revenue from period to period.
- To balance out your discussion of the number of cumulative customers, tell us your consideration for disclosing the actual number of customers who have made at least one purchase during each period presented as this would appear to be more meaningful and provide better insight into revenue trends each period.

Liquidity and Capital Resources, page 96

10.   Please revise to discuss the impact on your liquidity of receiving proceeds in this offering at varying levels, e.g., 25%, 50%, 75% and 100% of the shares being sold.

Underwriting

11.   Please explain to us the purpose of the overallotment option. Considering that this is a best efforts offering, it is not clear how the offering could be over-sold. Similarly, advise us as to the purpose of the discussions of lock-ups and stabilization in this section. Finally, we note reference in this section to a selling stockholder, although there does not appear to be a resale component to this offering. Please revise or advise.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

14. Share-Based Compensation, page F-37

12.   We note your disclosure on page F-38 that options vest ratably over 48 months and are exercisable up to 5 years from the date of grant. Given that you have been granting options since 2012, please tell us why there are no options reflected as exercisable in the table on page F-40.

15. Net Loss per Share, page F-41

13.   We note that you have excluded 6,669,219 share options from your calculation of diluted EPS since they were antidilutive. However, we note your disclosure on page F-40 that you have 34,681,354 options outstanding, all of which would appear anti-dilutive since you report a net loss. Similarly, you disclose that you excluded 1,388,950 options from your calculation of net loss as of September 30, 2014 on page F-74 but report 40,915,568 options outstanding on page F-72. Please reconcile this apparent inconsistency. Refer to ASC 260-10-50-1(c) and ASC 260-10-55-3B.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Julian Lin, Esq.
        Jones Day